

02006382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 27 2002
503

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookshire Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 North Pine Island Road Suite 450
(No. and Street)

Plantation (City) FL (State) 33324 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Ruggiero 954 714-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hopkey & Associates P.A.
(Name – *if individual, state last, first, middle name*)

8211 W Broward Blvd. PH-1 5th Floor Plantation FL 33324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Tim Ruggiero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookshire Securities Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-50650

BROOKSHIRE SECURITIES CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



orkey & Associates, P.A.

Certified Public Accountants



TABLE OF CONTENTS

Frank J. Horkey, CPA, CFST*
William Diamond, CPA, CFST*
Michael E. Vetter
Eugene D. Worsham
*Certified in Florida Sales Tax


orkey &
Associates, P.A.
Certified Public Accountants

8211West Broward Blvd.
PH1 - Fifth Floor
Plantation, FL 33324-2745
Telephone: (954) 577-9700
Facsimile: (954) 577-9055
E-mail: fhorkey@gjmhcpa.com
FEI 65-0266803

INDEPENDENT AUDITORS' REPORT

February 26, 2002

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of Brookshire Securities Corporation (the Company) as of December 31, 2001 and 2000 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookshire Securities Corporation as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 26, 2002
Board of Directors and Stockholders
Brookshire Securities Corporation

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2001 AND 2000

		2001		2000
ASSETS				
Current Assets				
Cash	$	4,750	$	127,800
Investment- Short Term		3,300		18,487
Accounts Receivable - Trade		5,523		3,180
Prepaid Expenses		3,080		0
Total Current Assets		16,653		149,467
Other Assets				
CRD Deposit		0		386
		0		386
	$	16,653	$	149,853
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable	$	960	$	120,685
Total Current Liabilities		960		120,685
Stockholders' Equity				
Common Stock		11		11
Additional Paid in Capital		349,989		349,989
Retained Earnings (Deficit)		(334,307)		(320,832)
		15,693		29,168
	$	16,653	$	149,853

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue		
Commissions	$ 29,057	$ 456,795
Other Income	170,165	39,943
	199,222	496,738
Operating Expenses		
Commissions - Brokers	0	29,640
Clearing Fees	35,572	179,625
Management Fees	106,459	118,500
Salaries and Wages	6,512	185,912
Other Operating Expenses	43,001	125,641
	191,544	639,318
Income (Loss) From Operations	7,678	(142,580)
Other Income (Expense)		
Realized Trading Gains (Losses)	(15,180)	(212,145)
Unrealized Trading Gains (Losses)	0	(375)
Interest Income	1,527	16,337
Legal Settlement Costs	(7,500)	0
	(21,153)	(196,183)
Net Income	(13,475)	(338,763)
Retained Earnings - Beginning of Period	(320,832)	17,931
Retained Earnings - End of Period	$ (334,307)	$ (320,832)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (13,475)	$ (338,763)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
None	-	-
	(13,475)	(338,763)
Changes in Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable - Trade	(2,343)	(3,180)
(Increase) Decrease in Prepaid Expenses	(3,080)	12,224
(Increase) Decrease in Short Term Investments	15,187	4,476
Increase (Decrease) in Accounts Payable and Accrued Expenses	(119,725)	35,390
Net Cash Provided (Used) By Operating Activities	(123,436)	(289,853)
Increase (Decrease) in Cash Flows From Capital and Related Financing Activities:		
CRD Deposits	386	(386)
Additional Paid in Capital	-	223,000
Net Cash Provided (Used) by Capital and Related Financing Activities	386	222,614
Net Increase (Decrease) in Cash	(123,050)	(67,239)
Cash and Cash Equivalents - Beginning of Year	127,800	195,039
Cash and Cash Equivalents - End of Year	$ 4,750	$ 127,800

Supplemental Disclosure of Cash Flow Information

	2001	2000
Cash paid during the year for interest	$ -	$ 1,205

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Capital Stock Issued Common		Retained	Additional Paid in	
	No. of Shares	Amount	Earnings	Capital	Total
Balance December 31, 1999	11,000	$ 11	$ 17,931	$ 126,989	$ 144,931
Net Income (Loss)	-	-	(338,763)	-	(338,763)
Additional Paid in Capital	-	-	-	223,000	223,000
Balance December 31, 2000	11,000	$ 11	$ (320,832)	$ 349,989	$ 29,168
Net Income (Loss)	-	-	(13,475)	-	(13,475)
Additional Paid in Capital	-	-	-	-	-
Balance December 31, 2001	11,000	$ 11	$ (334,307)	$ 349,989	$ 15,693

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. **Summary of Significant Accounting Policies**

Business and Organization - Brookshire Securities Corporation (the Company), a Delaware Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in October, 1996 but did not commence operations until January, 1998

The Company is a wholly owned subsidiary of Brookshire Holdings, Inc. (see Note C).

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. This broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction.

Income Taxes - The Company's operations are included on the tax return of Brookshire Holdings, Inc. The Company and it's parent have elected "S" corporation status, which means that, as a general rule, the Company and its parent pay no corporate income taxes themselves, and any income, losses, and related tax credits flow through to the parent company's stockholders and are included on their individual income tax returns.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from December 31, 2001.

BROOKSHIRE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

A. **Summary of Significant Accounting Policies (continued)**

Basis of Presentation - It was previously reported in the financial statements that the Company experienced substantial operating and trading losses during the year ended December 31, 2000. It was also reported that the Company continued to experience operating losses through the date of the prior report. In November 2000, the Company changed from a $100,000 minimum net capital broker/dealer to $5,000, and therefore lost the ability to perform certain acts and functions which it was able to perform at the higher net capital amount.

Since the date of the last report, the Company has shown a stabilization of its operations and no longer requires the guarantee of a shareholder, who was formerly the Company's FINOP, in order to maintain minimum net capital requirements (see note E). Subsequent to the year ended December 31, 2001, that guarantee was effectively removed. Subsequent to the year end, the Company has also been engaged to consult and participate in investment banking opportunities. Under these circumstances, there no longer appears to be a consideration for going concern.

B. **Contingent Asset**

As part of its underwriting fees for a private placement during the year ended December 31, 1999, the Company received 218,838, 100,000 and 175,000 shares during the years ended December 31, 2001, 2000 and 1999, respectively, of Datafuzion, Inc., formerly Urology Partners of America, Inc. These shares were all subsequently distributed to the Company's parent. 333,000 of the shares were distributed to the parents shareholders prior to December 31, 2001. There is no open market for these securities. Subsequent to the year ended December 31, 2001, 61,000 additional shares were received and distributed to the Company's parent. Also subsequent to December 31, 2001, 120,000 of the shares were either sold by the parent or used as collateral for a loan to the parent from an unrelated party. The parent paid a portion of these funds totaling $40,000 to the Company as fees for its work related to the receipt of the shares.

C. **Related Party Transactions**

The Company and its parent have an agreement to share office facilities and certain overhead costs. During the years ended December 31, 2001 and 2000, the Company's parent incurred substantial expenses on behalf of the Company, and charged a fee which in part includes an overhead allocation to the Company to recover some of these costs. The agreement also provides that the parent may provide additional sources of funds to the Company. The Company paid its parent approximately $106,500 and $118,500 in fees for the years ended December 31, 2001 and 2000, respectively.

C. **Related Party Transactions (continued)**

The Company engages a consulting firm owned by the president who is also a shareholder, for various larger contracts. The total paid to this firm for consulting services related to these contracts was approximately $10,000 and $10,000 for the years ended December 31, 2001 and 2000, respectively.

D. **Restrictions on Cash**

The Company had a deposit of $100,000 with its clearing broker during the year ended December 31, 2000. However, the deposit was withdrawn as of December 31, 2001 and was replaced subsequent to the year end with a deposit amount of $25,000. This deposit was restricted under the agreement with this broker. This amount was also used to maintain the Company's minimum net capital requirements.

E. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of:

Net Capital Ratio		**.11 to 1**
Net Capital	$	8,713
Minimum Net Capital Required		5,000
Excess Net Capital	$	3,713

During the year ended December 31, 2000 the Company's FINOP (also a stockholder of the Company's parent) had pledge $100,000 of a personal brokerage account held at an unrelated clearing broker/dealer to meet minimum the net capital requirements for a $100,000 minimum net capital broker/dealer. While this pledge was allowed for FOCUS report minimum net capital requirements, it was not reported in the accompanying financial statements as additional paid in capital because it was not paid into the Company's parent; rather it was a receivable on the parent's books and was therefore not available to be paid the Company (See note A).

F. **Stockholders' Equity**

The Company is authorized to issue 10,000 shares of voting common stock and 10,000 shares of non-voting common stock, par value $.001 per share, of which 10,000 of the voting and 1,000 of the non-voting stock have been issued to the Company's parent. The common stock was divided into the two voting classes and ownership interests as follows at December 31, 2001:

1. 10,000 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

2. 1,000 shares are non-voting securities, but in all other respects identical to the voting common stock.

A summary of stockholders' equity at December 31, 2001 and 2000 is shown in the statements of stockholders' equity as part of these financial statements.

G. **Concentrations**

The Company derived approximately 25% of its commissions from a single customer (who is also a stockholder of the Company's parent) during the year ended December 31, 1999 (see note H). The customer's positions were liquidated in 1999, and he has had no activity with the Company since that time. Subsequently the Company's income from other customers has increased such that commission income has remained steady.

H. **Contingencies - Lawsuits**

The Company is party to an arbitration commenced at the San Francisco office of the National Association of Securities Dealers dated June 7, 2001 by a shareholder of the Company's parent. The lawsuit alleges that the Company breached its fiduciary duty and contract, committed fraud, made intentional misrepresentations and non-disclosures and violated federal racketeering laws. The Company has denied any wrongdoing and intends to vigorously defend this proceeding. The contingency is not expected to be material and no estimate of amount can be made.

SUPPLEMENTARY INFORMATION

BROOKSHIRE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	15,693
Non-allowable Deductions and/or Charges		(6,980)
Haircuts on securities		-
Net Capital	$	8,713

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)		
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	64
b. Minimum Dollar Amount of Net Capital Required	$	5,000
Excess Net Capital	$	3,713

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	960
Ratio of Aggregate Indebtedness to Net Capital		.11 to 1

Frank J. Horkey, CPA, CFST*
William Diamond, CPA, CFST*
Michael E. Vetter
Eugene D. Worsham
*Certified in Florida Sales Tax


orkey &
Associates, P.A.
Certified Public Accountants

8211West Broward Blvd.
PH1 - Fifth Floor
Plantation, FL 33324-2745
Telephone: (954) 577-9700
Facsimile: (954) 577-9055
E-mail: fhorkey@gjmhcpa.com
FEI 65-0266803

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

February 26, 2002

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of Brookshire Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's

BROOKSHIRE SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of December 31, 2001.

Net Capital Reported on Part IIA of Form X-17A-5	$	15,303
Net Audit Adjustments		(6,590)
Haircuts omitted from Form X-17A-5		-
Net Capital After Audit Adjustments	$	8,713

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (B) of the Rule.

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.

Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2001 and 2000

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2001 or 2000.